

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2004 VOLUMES

(Santiago, Chile, January 7, 2005) – CCU (NYSE: CU) reported today preliminary fourth quarter 2004 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Fourth Quarter		Year 2004	
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,266,798	4.2%	3,807,485	2.4%
Soft Drinks	986,800	0.0%	3,227,280	1.3%
Nectars	106,051	4.7%	383,002	12.6%
Mineral Waters	270,134	2.3%	812,763	6.8%
Wine – Domestic	130,618	2.9%	503,107	-0.4%
Wine – Export[1]	104,733	-7.3%	420,301	2.1%
Pisco	20,179	114.6%	69,703	118.8%
Total Chile[2]	**2,885,313**	**2.4%**	**9,223,641**	**3.0%**
Argentina:				
Beer	694,971	5,.7%	2,101,188	10.4%
Wine[1-3]	7,050	10.9%	27,682	-32.5%
Total Argentina	**702,021**	**5.8%**	**2,128,869**	**9.5%**
TOTAL	**3,587,334**	**3.1%**	**11,352,511**	**4.2%**

CCU plans to release its consolidated fourth quarter results by the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.